INVESTII

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31, 2020

INVESTII, INC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

1

INVESTII, INC
BALANCE SHEET
AS OF DECEMBER 31, 2020
(unaudited)

Assets

Cash	$	3,900
Other Current Assets	$	0
Total Assets	**$**	**3,900**

Liabilities and Member's Equity

Current Liabilities	$	0
Accounts payable	$	0
Total liabilities	$	0
Commitments and contingencies (Note 3)	$	0

Members Equity

Additional Paid in Capital	$	4,000
Common Stock	$	400
SAFE Notes	$	0
Total Common Stock	**$**	**0**
Retained Earning	$	0
Net Income	$	(500)
Total Equity	**$**	**$3,900**
Total Liabilities and Equity	**$**	**3,900**

Unaudited- See accompanying notes.

INVESTII, INC
Income Statement
FROM JANUARY 1, 2020 THROUGH DECEMBER 31, 2020
(unaudited)

Operating Income

Revenue $ 0

Operating Expense

Contract Labor $ 500

Net Income $ (500)

INVESTII, INC
Statement of Cash Flows
FROM JANUARY 1, 2020 THROUGH DECEMBER 31, 2020

(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ -500
Net cash provided by operating activities	$ 0

CASH FLOWS FROM FINANCING ACTIVITIES:

Additional Paid in Capital	$ 4,000
Common Stock	$ 400
Net cash provided by operating activities	$ 4,400

NET CASH INCREASE FOR PERIOD

Cash at Beginning of Period	$ 0
Cash at End of Period	$ 3,900
Net cash increase for period	$ 3,900

Unaudited- See accompanying notes.

INVESTII, INC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS
Investii, Inc. was incorporated on October 28th, 2020 ("Inception") in the State of Delaware. Investii web platform and mobile app helps young professionals build wealth faster through ai-based guidance, seamless fund transfers, and rewards for good financial decisions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Wisconsin.

The Company's has filed its federal taxes for 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

5

The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include users not wanting to use a third-party app to manage their finances and/or material changes to the regulation of financial technology companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with Brex, a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.